Points International Announces Cdn$48.6 Million Bought Deal

Not for distribution to U.S. news services or dissemination in the United States

TORONTO, May 21, 2008 – Points International Ltd. - (TSX: PTS, OTCBB: PTSEF) – and IAC/InteractiveCorp (the parent company of Points Investments, Inc.) have entered into a bought deal financing with a syndicate of underwriters led by RBC Capital Markets whereby Points Investments will sell 27,848,128 common shares of Points International at Cdn$1.65 and Points International will also issue and sell 1,591,322 common shares at the same price for aggregate gross proceeds of Cdn$48,575,093.

IAC, Points International and Points Investments have entered into a letter agreement whereby Points Investments will exercise its right to convert the Series Two and Series Four preferred shares in the capital of Points International into 29,439,450 common shares of Points International, sell the 27,848,128 common shares to the underwriters and then surrender 1,591,322 common shares to Points International for cancellation, and the nominees of Points Investments to the board of Points International will step down. The offering is scheduled to close on June 11, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

Net proceeds of the offering from the sale of common shares held by Points Investments will be received by Points Investments and not by Points International.  Net proceeds of the offering from the sale of treasury common shares by Points International will be used for working capital purposes.

The common shares to be distributed under this offering will be offered by way of a short form prospectus in all provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws and may not be offered or sold in the United States, or to or for the account of U.S. persons absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs.  Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
Corporate Site: http://www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
Anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirt.com